FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                         HSBC EXPANDS IN KOREA THROUGH
                             INSURANCE ACQUISITION

HSBC Insurance (Asia-Pacific) Holdings Limited (HSBC Insurance) has entered into an agreement with Hana Financial Group, one of South Korea's largest financial services groups, to acquire 50 per cent less one share of its wholly owned subsidiary, Hana Life Insurance Company Limited (Hana Life), for a consideration of KRW53 billion (equivalent to US$58.4 million).

The joint venture will allow HSBC to extend its growing insurance business to Korea, an economy whose insurance market is the second largest in Asia. It is also part of a region-wide strategy to extend the Group's reach in insurance, where recent initiatives have been announced in high growth markets such as India, China, Vietnam, Taiwan and the Middle East.

Under the terms of the agreement, HSBC Insurance and Hana Financial Group will have equal representation on Hana Life's Board of directors. Hana Life was established in 2003 to underwrite and distribute life insurance products for personal and corporate customers. It currently has about 113,000 policies in force and premium income was KRW207 billion* (equivalent to US$228.3 million) for the year ending on 31 March 2007. Total assets were KRW705 billion* (US$777.5 million) with KRW624 billion* (US$688.1 million) of assets under management as at 31 March 2007. The company employs around 120 people and benefits from access to Hana Financial Group's seven million customers through more than 700 branches.

Clive Bannister, Group Managing Director, Insurance, HSBC Holdings plc, said:
"Today's announcement represents an exciting opportunity for HSBC Insurance to contribute to Asia's third largest economy and the world's seventh biggest insurance market with premium volumes of over US$65 billion. It ties in completely with our stated goals of expanding in Asia and aim of becoming a top ten global insurance player, with a focus on life and pensions and increasing insurance-related earnings over time to 20 per cent of total Group profits."

The share purchase is subject to certain conditions being met and regulatory approvals being obtained. The cash consideration will be met by HSBC Group internal resources.

This is HSBC's fifth insurance-related announcement in Asia in the last two months. In September, the bank confirmed a 10 per cent stake in Vietnam's leading insurance provider Vietnam Insurance Corporation (Bao Viet), formalised an agreement to establish a life insurance joint venture in India that will have access to 40 million customers nationwide, received approval to form a joint venture insurance company in China and opened a life insurance office in Taiwan. In October, the bank also launched a new insurance brokerage service in the Middle East.


* Extracted from results for year ended March 2007, prepared in accordance with Korean GAAP.


Notes to editors:

HSBC Insurance (Asia-Pacific) Holdings Limited
HSBC Insurance (Asia-Pacific) Holdings Limited, a wholly owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited, is the parent company of four underwriting companies, collectively known as HSBC Insurance: HSBC Insurance
(Asia) Limited; HSBC Life (International) Limited; HSBC Insurance (Singapore) Pte Limited; and HSBC Amanah Takaful (Malaysia) Sdn Bhd (49 per cent held). HSBC Insurance offers customers the security, confidence and convenience of doing business with one financial services organisation. It has offices in the Hong Kong Special Administrative Region (SAR), the Macau SAR, Singapore and Malaysia. In mainland China, it has representative offices in Beijing, Shanghai and Guangzhou. HSBC Life also opened a representative office in Hanoi, Vietnam in January 2007. HSBC Insurance (Asia Pacific)'s total assets stood at HK$100 billion at the end of June 2007.

HSBC in Korea
HSBC has had a continuous presence in Korea for over 110 years. It first entered the Korean market in 1897 in Jemulpo (Incheon), and returned in 1982 by opening a branch in Busan. Today, HSBC has 11 branches and five commercial banking centres, employing over 1,350 people. HSBC is one of the largest investors amongst foreign banks in Korea. Total assets of HSBC Korea are KRW17, 458 billion as of 30 June 2007.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  12 November 2007